UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

INFORMATION STATEMENT PURSUANT TO

SECTION 14F-1 OF THE

SECURITIES EXCHANGE ACT OF 1934

___________________

MONDEO INVESTMENTS, INC.

 (Name of Subject Company)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

to be applied

(CUSIP Number of Class of Securities)

Tyroe Chhim, Secretary

Mondeo Investments, Inc.

818 SW 3rd Ave., Suite 141

Portland, Oregon 97204
Tel: 503-210-5378

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

MONDEO INVESTMENTS, INC.

818 SW 3rd Ave., Suite 141

Portland, Oregon 97204
Tel: 503-210-5378

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Securities and Exchange Commission Rule 14f-1

Notice of Change in the

Majority of the Board of Directors

March 14, 2007

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Mondeo Investments, Inc., a Delaware corporation (the "Company"), at the close of business on March 14, 2007 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about March 14, 2007.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Pursuant to a Share Purchase Agreement dated as of March 11, 2007 by and between William Tay ("Seller"), and Michael Nguyen ("Purchaser"), Seller agreed to sell to Purchaser 1,390,000 shares of common stock of the Company constituting 100% of the Company's outstanding common stock, and Purchaser agreed to buy the shares for a total of $40,000 in cash. The transaction closed on March 14, 2007.

By virtue of Purchaser’s acquisition of 100% of the voting securities of the Company pursuant to the Share Purchase Agreement, Purchaser acquired control of the Company on March 14, 2007. In connection with the sale, the Board of Directors of the Company has elected Michael Nguyen (the "New Director") as Director and Tyroe Chhim as President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company, who will take office ten days after the Company files with the U.S. Securities and Exchange Commission ("SEC") and transmits to all holders of record of common stock of the Company as of March 14, 2007 this Information Statement containing the information required under SEC Rule 14f-1 (the "Information Statement"). William Tay resigned President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary with the Company on March 14, 2007. Mr. Tay’s resignation as a Director of the Company to take effect immediately after the New Director takes office.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $.0001 per share, of which 1,390,000 common shares are issued and outstanding, and 20,000,000 shares of preferred stock, par value $.0001 per share, of which no preferred shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding the New Director and executive officer of the Company.

Michael Nguyen, Director Nominee, Age 36

Michael Nguyen, will serve as sole Director of the Company. Mr. Nguyen graduated from Portland State University with a BS in Business Administration. Since 2003, Michael Nguyen has been serving as the Director and Chief Executive Officer of Nettel Holdings, Inc.

Tyroe Chhim, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary, Age 38s

Tyroe Chhim, will serve as President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary effective March 14, 2007. Mr. Chhim graduated from Portland State University with a BA in Finance/Law. Since 1993, he has been in Corporate Cash/Treasury Management.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company's directors and officers or the New Director.

VOTING CONTROL AND MANAGEMENT

The following table sets forth certain information as of March 14, 2007, with respect to the ownership of common stock by the sole director and executive officer of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

                              AMOUNT OF AND NATURE

        NAME AND ADDRESS        OF BENEFICIAL OWNERSHIP        PERCENTAGE

      OF BENEFICIAL OWNER (1)                                  OF CLASS (2)

Michael Nguyen

1,390,000

100%

818 SW 3rd Ave.

Suite 141

Portland, Oregon 97204

(1)   Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2)   Based upon 1,390,000 shares issued and outstanding as of the date of this report.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board of Directors or committees performing similar functions. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making. As of March 14, 2007, all activities of the Company have been conducted by the sole director and corporate officer of the Company from either his home or his business office.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the Company in May 31, 2006, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16 REPORTING

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND OFFICERS

The sole officer and director of Company has not received any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, he anticipates receiving benefits as beneficial stockholder of the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

EMPLOYMENT AGREEMENTS

The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONDEO INVESTMENTS, INC.

/s/ Tyroe Chhim

Dated: March 14, 2007

_________________________________

By: Tyroe Chhim

Its: President